SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Cenuco, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

15670X104
(CUSIP Number)

Herbert Henryson II, Esquire
Wolf, Block, Schorr and Solis-Cohen LLP
250 Park Avenue
New York, NY 10177
(212) 986-1116

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 20, 2005

(Date of Event that Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: ☐

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1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): Dana Holdings LLC 30-0259951
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,241,699*
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 10,241,699*
	10.	SHARED DISPOSITIVE POWER -0- Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,241,699*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26%
14.	TYPE OF REPORTING PERSON OO
* Assumes conversion of shares of Series A Junior Participating Preferred Stock as described in Item 6 of this Schedule 13D.

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ITEM 1.	SECURITY AND ISSUER.

This statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of Cenuco, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 6421 Congress Avenue, Suite 201, Boca Raton, Florida 33487.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) - (c), (f). This statement is being filed by Dana Holdings LLC, a Delaware limited liability company (the “Filing Person”).

The Filing Person is a holding company that was created to hold membership interests in Hermes Acquisition Company I LLC, a Delaware limited liability company (“Hermes”). Upon the merger of Hermes with a newly formed wholly owned subsidiary of the Issuer, the membership interests in Hermes were converted into the right to receive shares of Series A Junior Participating Preferred Stock, par value $0.001 per share (“Series A Preferred Stock”), of the Issuer. The shares of Series A Preferred Stock acquired by the Filing Person pursuant to such merger are the sole assets of the Filing Person.

Joseph A. Falsetti, a citizen of the United States of America, is the sole manager and sole executive officer of the Filing Person. Mr. Falsetti currently serves as Chairman of the Board of Directors and Chief Executive Officer of the Issuer.

The business address of the Filing Person and Mr. Falsetti is c/o Lander & Co., Inc., One Palmer Square, Suite 330, Princeton, New Jersey 08542.

(d) - (e) During the last five years, neither the Filing Person nor Mr. Falsetti has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

On May 20, 2005, Hermes Holding Company, Inc., a newly formed Delaware corporation and a wholly owned subsidiary of the Issuer (“Merger Sub”), was merged with and into Hermes (the “Merger”) pursuant to a Merger Agreement dated March 16, 2005, as amended May 10, 2005, among the Issuer, Merger Sub and Hermes (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, at the effective time of the Merger all of the outstanding membership interests of Hermes were converted into the right to receive an aggregate of 2,553.6746 shares of Series A Preferred Stock. As the holder of 40% of the outstanding membership interests of Hermes, the Filing Person received an aggregate of 1,021.4699 shares of Series A Preferred Stock in the Merger.

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ITEM 4.	PURPOSE OF TRANSACTION.

The Filing Person has acquired the Issuer’s securities for investment purposes. Depending upon the Filing Person’s conclusions regarding the prospects of the Issuer, the Filing Person may increase its investment in the Issuer through the acquisition of additional shares of Common Stock or other securities of the Issuer in the open market or otherwise, subject to availability at prices deemed favorable by the Filing Person, or may sell or otherwise dispose of any or all of the shares of Series A Preferred Stock, the shares of Common Stock issuable upon conversion of the Series A Preferred Stock or other securities of the Issuer beneficially owned by it. In addition, Mr. Falsetti may acquire shares of Common Stock, Series A Preferred Stock or other securities of the Issuer in the open market or otherwise subject to availability at prices deemed favorable by Mr. Falsetti.

Joseph A. Falsetti, the sole manager and executive officer of the Filing Person, had served as Chief Executive Officer of Lander & Co., Inc., a wholly owned subsidiary of Hermes, prior to the Merger. At the effective time of the Merger, Mr. Falsetti was elected Chairman of the Board of Directors of the Issuer and was appointed Chief Executive Officer of the Issuer. Mr. Falsetti has entered into an employment agreement with the Issuer that has been described in a Current Report on Form 8-K/A filed by the Issuer with the Securities and Exchange Commission on May 26, 2005 and filed as an exhibit thereto. Such description of the employment agreement set forth in the Current Report on Form 8-K/A of the Issuer and the exhibit thereto are hereby incorporated by reference herein.

Although the foregoing represents the range of activities presently contemplated by the Filing Person and Mr. Falsetti with respect to the Issuer, the shares of Series A Preferred Stock and the Common Stock issuable upon conversion of the shares of Series A Preferred Stock and such other securities, it should be noted that the possible activities of such persons are subject to change at any time. Except as set forth above, neither the Filing Person nor Mr. Falsetti has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) The Filing Person beneficially owns 10,214,699 shares of Common Stock, which constitutes 26% of the Common Stock outstanding (based upon 13,750,556 shares of Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K/A filed on May 26, 2005 and the assumed conversion of all outstanding shares of Series A Preferred Stock). Because Mr. Falsetti is the sole manager of the Filing Person and the owner of 48.4375% of the outstanding membership interests of the Filing Person, Mr. Falsetti may also be deemed to be the beneficial owner of 4,947,745 of the shares of Common Stock beneficially owned by the Filing Person. Except as set forth in this Item 5(a), neither the Filing Person nor Mr. Falsetti beneficially owns any shares of Common Stock.

(b) The Filing Person has sole voting power and power to dispose of the 1,021.4699 shares of Series A Preferred Stock, and the shares of Common Stock issuable upon conversion of the Series A Preferred Stock, held by the Filing Person. Except as set forth in this Item 5(b), neither the Filing Person nor Mr. Falsetti has voting power or power to dispose of any shares of Common Stock.

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(c) Except for the acquisition of the shares of Series A Preferred Stock pursuant to the Merger described in Item 3 above, neither the Filing Person nor Mr. Falsetti has effected any transactions in the shares of Common Stock during the past 60 days.

(d) None.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On March 16, 2005, Hermes, the Issuer and Merger Sub entered into the Merger Agreement providing for the Merger. On May 10, 2005, the Merger Agreement was amended to provide, among other things, that at the effective time of the Merger, the membership interests in Hermes would be converted into the right to receive shares of Series A Preferred Stock that in the aggregate represent 65% of the outstanding capital stock of the Issuer. The principal terms of the Series A Preferred Stock are as follows:

•
Dividends. The Board of Directors of the Issuer may, in its discretion, declare a quarterly, cumulative cash dividend at a rate of $0.001 per quarter. In addition, holders of shares of Series A Preferred Stock will be paid any dividends that would be payable to such holders if the shares had been converted into shares of Common Stock at the time of the record date for any dividends payable to holders of shares of Common Stock.

•
Conversion. Each share of Series A Preferred Stock shall mandatorily convert into a number of shares of Common Stock determined in accordance with a conversion ratio of 10,000 (the “Conversion Ratio”) upon the authorization of the Issuer’s holders of Common Stock (without the vote of holders of Series A Preferred Stock) to (a) an amendment to the Issuer’s Restated Certificate of Incorporation, increasing the authorized shares of the Common Stock to such number as, at a minimum, would permit the conversion of all the shares of the Series A Preferred Stock and any other shares of Common Stock that may be issued in connection with the Merger and (b) the issuance of the shares of Common Stock upon conversion of all of the shares of the Series A Preferred Stock (collectively, the “Voting Proposals”).

The Merger Agreement obligates the Board of Directors of the Issuer, as soon as practicable after the effective time of the Merger, to call a meeting of the Issuer’s stockholders to consider and vote upon the Voting Proposals. Stockholders of the Issuer owning an aggregate of 7,220,654 shares of Common Stock have agreed to vote their shares in favor of the Voting Proposals. Because the Issuer’s stockholders who have agreed to vote their shares in favor of the Voting Proposals hold approximately 52.5% of the outstanding shares of Common Stock, their vote in favor of the Voting Proposals will be sufficient to approve the Voting Proposals without the vote of any other stockholder of the Issuer if no additional shares of Common Stock are issued prior to the record date for the stockholder meeting.

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The Conversion Ratio set forth above assumes that no existing options or warrants are exercised prior to the date of conversion of the Series A Preferred Stock into Common Stock. Any such exercise would result in an adjustment in the Conversion Ratio and the number of shares of Common Stock issuable upon conversion to retain the 65% ratio. The Conversion Ratio and the shares of Common Stock issuable upon conversion are also subject to adjustment upon the occurrence of stock splits, stock dividends or similar events. The holders are also protected in the event of a subsequent merger or consolidation of the Issuer where it is not the survivor or a sale of substantially all of the Issuer’s assets.

•
No Fractional Shares. No fractional shares of the Common Stock shall be issued, whether upon conversion of the Series A Preferred Stock or the distribution as described above of additional shares of Common Stock to the former holders of Hermes membership interests. Instead, the holder will be paid the fair market value of what would have been a fractional share of Common Stock.

•
Rank. Shares of the Series A Preferred Stock shall rank prior to shares of Common Stock with respect to the distribution of assets upon the liquidation, dissolution or winding up of the Issuer, whether voluntary or involuntary.

•
Liquidation Preference. Upon the liquidation, dissolution or winding up of the Issuer, the holders of the Series A Preferred Stock shall be entitled to a preferential payment of $1,000 and would then share with the holders of Common Stock (on an as converted basis) in any amount in excess of $.10 per share payable to holders of Common Stock.

•
Voting. (a) the holders of Series A Preferred Stock vote, as a single class with the holders of the Common Stock, on all matters submitted to a vote of, or the consent of, the holders of the Common Stock, each holder of shares of the Series A Preferred Stock to have that number of votes equal to the number of shares of Common Stock as to which such shares of the Series A Preferred Stock would be converted upon a mandatory conversion and (b) the holders of Series A Preferred Stock vote as a separate class on any matter that would have an adverse effect on their shares. The holders of Series A Preferred Stock will not have the right to vote on any matters relating primarily to the Merger Agreement, including approval of the issuance of shares of Common Stock upon conversion of the Series A Preferred Stock and an amendment to the Issuer’s Restated Certificate of Incorporation increasing the authorized number of shares of Common Stock.

The foregoing description of the terms of the Series A Preferred Stock is qualified in its entirety by reference to Exhibit A to the Issuer’s Restated Certificate of Incorporation. The Issuer’s Restated Certificate of Incorporation, including Exhibit A thereto setting forth the terms of the Series A Preferred Stock, has been filed as an exhibit to the Current Report on Form 8-K/A filed with the Securities and Exchange Commission on May 26, 2005.

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Except as set forth or incorporated by reference in this Item 6, neither the Filing Person nor Mr. Falsetti has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	May 26, 2005

DANA HOLDINGS LLC

By:	/s/ Joseph A. Falsetti
Joseph A. Falsetti
Manager